Morgan Stanley Global Advantage Fund

Q77 C Meeting Date: May 11, 2010

Approval of an Agreement and Plan of Reorganization between Morgan Stanley Global Advantage Fund ("Acquired Fund") and
AIM Investment Funds, on behalf of Invesco Global Advantage Fund ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For:		6,884,483
Withhold:	367,390
Abstain:	520,054